May 6, 2005

Mail Stop 0306

Barry Bennett
Chief Executive Officer
Advanced ID Corporation
6143-4 Street SE, Suite 14
Calgary, Alberta
Canada T2H 2H9

      Re:	Advanced ID Corporation
		Preliminary Proxy Statement on Schedule 14A
      Filed April 13, 2005
      File No. 0-24965

Dear Mr. Bennett:

	This is to advise you that we have reviewed only the narrative portions of the above filing and have not conducted an accounting review of any of your company`s financial statements. We have the following comments on your filing. We anticipate at this time that no further review of your proxy statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues. All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally confirm to us, if true, that an annual report to security holders of Advanced ID will be precede or accompany the delivery of the proxy statement as required by Rule
14a-3(b) of Regulation 14A.

2. On the first page of the proxy statement as delivered to security holders, please state the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders. Refer to Item 1(b) of Schedule 14A.

3. Please revise to include all of the information required by Item
7(b), (c), (d), (f) and (h) of Schedule 14A.

4. Please revise where appropriate to discuss the treatment and effect of abstentions and broker non-votes under applicable state law and under any applicable charter and bylaw provisions, as required by
Item 21 of Schedule 14A.

Information About the Annual Meeting and Voting

How Do I Vote the Proxy?

5. We note your statement that the proxy card must be sent to you
"in
time," but it is unclear from your disclosure or the proxy card when the proxy card must be received. Please revise to clarify.

May I Revoke My Proxy?

6. We note that a stockholder may revoke his or her proxy prior to the voting by notifying the Secretary in writing. Please revise to state whether a particular revocation form is required and also how soon before voting occurs must the Secretary receive the revocation notice. Please also include the address to which revocations of proxies or later dated proxies should be sent.

Which Stockholders own at least 5% of Advanced ID`s Common Stock?

7. Please revise to include the text associated with the footnotes included in the table.

Information About Directors and Executive Officers

Compensation of the Board of Directors

8. Please provide the disclosures required by Item 402(f) of Regulation S-B with respect to the stock options and shares of restricted stock granted to directors.

How We Compensate Executive Officers

9. Please revise to provide all of the disclosures regarding the compensation of your executive officers required by Item 402 of Regulation S-B, including information regarding option grants made during the past year, options exercised during the past year and employment or change of control agreements with executive officers.

Discussion of Proposals by the Board

Proposal 1:  Election of Directors

10. Please revise to clarify the vote required for the election of each director. For example, is approval required by the affirmative vote of a majority of the outstanding shares or by the affirmative vote of a majority of the shares voted at the annual meeting? Please also clarify, if true, that the election of each director must be approved by shareholders holding the requisite number of shares.

Proposal 2:  Re-Appointment of Auditors

11. Please provide the disclosures required by Item 9(c) and (e) of
Schedule 14A. In addition, if shareholder approval of the appointment of the company`s auditors is not required, please also provide the disclosures required by Item 18 of Schedule 14A.

Proposal 3:  Change Domicile to Nevada

12. Please revise to provide a brief summary of the material terms of the transaction by which the company will change its domicile from South Dakota to Nevada. For example, will the change in domicile be accomplished through a merger? Are there conditions precedent to the completion of the change in domicile that need to be satisfied other than shareholder approval?

13. Please revise to provide a chart illustrating the material differences between the rights of security holders of the South Dakota corporation and the rights of security holders of the Nevada corporation. Please also include copies of the charter and bylaws of the Nevada corporation as appendices to your proxy statement.

14. Please revise to present the material corporate governance and control-related provisions intended to be effected by the proposed reincorporation from South Dakota to Nevada as separate proposals or tell us supplementally why separate approval of each of those provisions should not be required. Refer to the Fifth Supplement to our manual of Publicly Available Telephone Interpretations (September
2004). Ensure that the discussion of each proposal presented separately in response to this comment includes the disclosures required by Item 19 of Schedule 14A and fully conforms with the guidelines set forth in SEC Release No. 34-15230 (October 13,
1978),
Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Those disclosures should include, but not be limited to, a discussion of:
* The effects on stockholders from an anti-takeover perspective;
* Whether the proposal is submitted as a result of or in response to any accumulation of stock or threatened takeover;
* Whether you have any plans to subsequently implement additional measures having anti-takeover effects; and
* Existing provisions of the certificate of incorporation, bylaws and agreements which have material anti-takeover effects.

15. Disclose in greater detail the reasons for the change in domicile and the effect of the change on the rights of shareholders.

16. Please include a discussion of any material federal income tax consequences to the company or to shareholders associated with the change in domicile from South Dakota to Nevada.

Proposal 4:  Reverse Stock Split

17. Please revise to explain why you are proposing a reverse stock split of not less than one-for-three shares and not more than one-for-eight shares, particularly given that even a one-for-eight share reverse stock split would not appear to result in your current trading price falling within the desired $3.00 to $4.00 per share range.

18. Please revise to identify a limited number of specific alternative ratios upon which the board of directors may implement the reverse stock split rather than a range of possible ratios.

19. Please revise to identify the factors that will be considered by the board in determining which of the alternative ratios will be selected should the board determine to implement a reverse stock split.

20. Please revise to clarify, if true, that a reverse stock split will be effected, if at all, only upon a determination by the board of directors that a reverse stock split (with a ratio selected by the board from one of the specified alternative ratios based on the factors described in the filing) is in the best interests of the company and its shareholders.

21. Please revise to identify the latest date by which the reverse stock split would be completed.

22. Please revise to clarify the effect, if any, that the implementation of the reverse stock split will have on the number of authorized shares of the company. If the reverse stock split will have the same effect as an increase in the number of authorized shares, please also include disclosures substantially similar to those that would be required if the company was separately proposing to increase its number of authorized shares.

23. Please revise to disclose, if true, that you currently satisfy all of the listing requirements of the American Stock Exchange and the Nasdaq National Market or the Nasdaq Small Cap Market, as applicable, other than the minimum share price. Alternatively, please identify the other criteria that you do not expect to satisfy, discuss how you intend to address those deficiencies, and explain in the filing why you are seeking approval for the reverse stock split at this time given those deficiencies.

24. Please revise to address the treatment of fractional shares in connection with the reverse stock split proposal. For example, will cash be paid for fractional shares? In addition, if fractional shares will be eliminated and the elimination of fractional shares will materially affect the percentage ownership of the company by its officers, directors and affiliates, please include appropriate disclosure.

25. Please include a discussion of any material federal income tax consequences to the company or to shareholders associated with the reverse stock split.

About Stockholder Proposals

26. Please revise to identify the specific date after which shareholder proposals submitted outside of Rule 14a-8 will be considered untimely. Refer to Rule 14a-5(e)(2) of the Exchange
Act.

Proxy Card

27. Please revise to clarify the meaning of your statement that "[t]his proxy may be exercised by a majority of those proxies or their substitutes who attend the meeting," particularly given that only one person has been named as a proxy on the proxy card.

28. In future filings on Schedule 14A, including amendments to this preliminary proxy statement, please include the proxy card as an appendix to the proxy statement rather than immediately following the facing page. Refer to the note to paragraph (a)(3) of Rule 14a-4 of the Exchange Act.

*  *  *  *

      As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule
14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact the undersigned at (202) 942-7924 with any questions.
Sincerely,



David Ritenour
Special Counsel

cc (via fax):	Jody Walker, Esq.
      (fax: 303-220-9902)
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Advanced ID Corporation
May 6, 2005
Page 1